Cagle’s-Keystone Foods LLC Financial Statements 53-week period ended January 1, 2005 with Report of Independent Auditors

Cagle’s-Keystone Foods LLC

Financial Statements

53-week period ended January 1, 2005

Contents

Report of Independent Auditors

1

Audited Financial Statements

Balance Sheet

2

Statement of Operations

3

Statement of Changes in Owners’ Equity

4

Statement of Cash Flows

5

Notes to Financial Statements

6

1

Report of Independent Auditors

To the Members
Cagle’s-Keystone Foods LLC

We have audited the accompanying balance sheet of Cagle’s-Keystone Foods LLC (the Company), a subsidiary of Keystone Foods Holdings LLC, as defined in Note 1 to the financial statements, as of January 1, 2005, and the related statements of operations, changes in owners’ equity, and cash flows for the 53-week period then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at January 1, 2005, and the results of its operations and its cash flows for the 53-week period then ended, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

March 18, 2005

Philadelphia, Pennsylvania

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Cagle’s-Keystone Foods LLC

Balance Sheet

January 1, 2005

(In Thousands)

Assets
Current assets:
Cash overdraft	$ (1,886)
Accounts receivable	7,867
Receivables from affiliates	4,580
Inventories	20,479
Prepaid expenses and other current assets	274
Total current assets	31,314

Investments in and advances to affiliated entities	719
Other assets	831

Property, plant, and equipment:
Land	2,032
Buildings and improvements	60,939
Machinery and equipment	31,374
94,345
Accumulated depreciation	(36,911)
57,434
Total assets	$ 90,298

Liabilities and owners’ equity
Current liabilities:
Current portion of long-term debt	$ 66
Accounts payable	3,769
Accrued expenses	4,784
Total current liabilities	8,619

Long-term debt, less current portion	425
Net advances from affiliated entities	60,559
Other long-term liabilities	2,439
72,042

Owners’ equity	18,256
Total liabilities and owners’ equity	$ 90,298

See accompanying notes.

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Cagle’s-Keystone Foods LLC

Statement of Operations

53-week period ended January 1, 2005

(In Thousands)

Net sales	$ 325,145

Cost of products sold	290,579
Selling, general, and administrative	7,960
Depreciation and amortization	10,343
Operating income	16,263

Other income (expense):
Interest, net of interest income of $9	(2,858)
Equity in income of affiliate	187
Other, net	172
Net income	$ 13,764

See accompanying notes.

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Cagle’s-Keystone Foods LLC

Statement of Changes in Owners’ Equity

(In Thousands)

	Grow-Out Holdings LLC	Cagle’s, Inc.	Total

Balance at December 27, 2003	$ 7,716	$ 3,307	$ 11,023
Net income	9,635	4,129	13,764
Other comprehensive income:
Net change in fair value of:
Interest rate hedge of Cagle Foods Credit, L.L.C.—equity method investee	104	45	149
Comprehensive income	9,739	4,174	13,913
Distributions	(4,676)	(2,004)	(6,680)
Balance at January 1, 2005	$ 12,779	$ 5,477	$ 18,256

See accompanying notes.

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Cagle’s-Keystone Foods LLC

Statement of Cash Flows

53-week period ended January 1, 2005

(In Thousands)

Operating activities
Net income	$ 13,764
Items not affecting cash:
Depreciation and amortization	10,343
Gain on sale of equipment	(39)
Loss on sale of company farm	82
Equity in income of affiliate	(187)
Dividends received from affiliate	81
Changes in operating assets and liabilities:
Accounts receivable, net	409
Inventories	(2,523)
Accounts payable and accrued liabilities	(4,054)
Other, principally prepaid expenses and other assets	(281)
Net cash provided by operating activities	17,595

Investing activities
Purchases of property, plant, and equipment	(1,230)
Proceeds from sale of property, plant, and equipment	112
Other	119
Net cash used in investing activities	(999)

Financing activities
Principal payments on long-term debt	(54,563)
Proceeds from the issuance of long-term debt	491
Advances from affiliated entities, net	38,873
Distributions paid to owners	(6,680)
Net cash used in financing activities	(21,879)

Net decrease in cash	(5,283)
Cash at beginning of period	3,397
Cash overdraft at end of period	$ (1,886)

See accompanying notes.

Cagle’s-Keystone Foods LLC

Notes to Financial Statements

January 1, 2005

(In Thousands)

1.

Reporting Basis and Organization

Cagle’s-Keystone Foods LLC (the Company) was established as a limited liability company on October 31, 1997 and is a joint venture between Grow-Out Holdings LLC (GHLLC) (70%) and Cagle’s, Inc. (30%). GHLLC was formerly named “Executive Holdings L.P.” The Company’s operations are located in Albany and Franklin, Kentucky. The latest date at which the limited liability company is to dissolve is December 31, 2022. The Company is engaged in the production and sale of processed chicken. A significant portion of all of the Company’s sales is made to affiliated entities (see Note 6).

On June 16, 2004, the owners of GHLLC and various entities affiliated through common ownership (Companies) consummated an agreement (the Transaction) with Lindsay Goldberg & Bessimer (LGB), a private equity investment fund. Under the agreement, the Companies were merged though a series of transactions into one entity, Keystone Foods Holdings LLC (Holdings), and LGB obtained a controlling equity interest in that entity. GHLLC continues as the owner of a 70% interest in the Company.

In connection with the Transaction, the Company’s net property, plant, and equipment and advances from affiliated entities were increased $5,287. The transaction also resulted in the elimination of $1,395 of the Company’s deferred financing costs on the pre-Transaction GHLLC debt facility.

2.

Significant Accounting Policies

Reporting Period

References to 2004 are for the 53-week period ended January 1, 2005. The Company’s tax reporting year ends on the Saturday closest to December 31.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

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Cagle’s-Keystone Foods LLC

Notes to Financial Statements (continued)

(In Thousands)

2.

Significant Accounting Policies (continued)

Inventories

Live field inventories are stated at the lower of cost or market and breeders are stated at cost, less accumulated amortization. Breeder costs are accumulated up to the production stage. Such costs are amortized into hatching egg costs over the estimated production lives based on monthly egg production. Finished products, feed, medication, and supplies are stated at the lower of cost or market determined by the first-in, first-out method. Inventories consist of the following:

January 1 2005

Finished products	$ 5,896
Field inventory, breeders, and eggs	10,728
Feed, ingredients, and medication	1,086
Packaging and supplies	2,769
$ 20,479

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Depreciation is computed principally by the straight-line method over the following periods:

Buildings and improvements	3-30 years
Machinery and equipment	3-17 years
Land improvements	7 years

The Company evaluates the estimated useful lives and the carrying value of assets on a periodic basis to determine whether events or circumstances warrant revised estimated useful lives or whether any impairment exists. Management believes that no impairment existed at January 1, 2005.

Revenue Recognition

The Company records revenue at the time product is shipped or services are provided.

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Cagle’s-Keystone Foods LLC

Notes to Financial Statements (continued)

(In Thousands)

2.

Significant Accounting Policies (continued)

Investments in Affiliates

Investments in unconsolidated affiliates are accounted for using the equity method based on the percentage ownership.

Fair Value of Financial Instruments

The following assumptions and methods were used to estimate fair value disclosures for financial instruments.

Cash and accounts receivable: The carrying amounts reported in the balance sheets for cash and accounts receivable approximate fair value.

Long-term and short-term debt: Based on prevailing interest rates, the fair value of long-term and short-term debt, in the aggregate, approximates the carrying value.

Derivative instruments: Derivatives are reported in the balance sheets at fair value. If the derivative is a hedge, changes in the fair value of derivatives are recognized in income when the hedged item (or changes in its value) are recognized in income.

Income Taxes

The Company is classified as a partnership for US tax purposes. In accordance with applicable regulations, taxable income or loss of the Company is required to be reported in the tax return of the Company’s partners in accordance with the Limited Liability Company Agreement. Accordingly, the Company is not subject to federal income taxes. A similar election has been made for those states which permit this election.

Derivative Instruments and Hedging Activities

The Company accounts for derivative instruments and hedging activities in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, which amended SFAS No. 133. SFAS No. 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives are accounted for depending on the use of the derivative and whether it qualifies for hedge accounting.

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Cagle’s-Keystone Foods LLC

Notes to Financial Statements (continued)

(In Thousands)

2.

Significant Accounting Policies (continued)

Derivative Instruments and Hedging Activities (continued)

The Company had entered into interest-rate swap and collar agreements, which are described in Note 3. The swap agreements were designated as cash flow hedges and their fair values were recognized in the balance sheet as assets or liabilities and in other comprehensive income in owners’ equity. Changes in the fair value of the collar agreements were recognized in income.

Recent Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board (FASB) issued Financial Interpretation No. 45 (FIN), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statement Nos. 5, 57, and 107 and Rescission of FASB Interpretation No. 34. The interpretation requires that upon issuance of a guarantee, the entity must recognize a liability for the fair value of the obligation it assumes under that obligation. This interpretation is intended to improve the comparability of financial reporting by requiring identical accounting for guarantees issued with separately identified consideration and guarantees issued without separately identified consideration. The disclosure provisions of FIN 45 are effective for the Company as of December 28, 2002. The Company has guarantees and claims arising during the course of its business operations. The Company also indemnifies certain equipment lessors against the economic consequences of adverse tax rulings or Internal Revenue Service positions with respect to the tax treatment of such leases. The Company accrues for losses under these arrangements when they become probable and estimable. It is not practicable for the Company to determine their aggregate exposure under these guarantees, claims, and indemnifications. The initial recognition and measurement provisions of FIN 45 are applicable to guarantees issued or modified after December 28, 2002. Adoption of the accounting recognition provisions of FIN 45 did not have a significant impact on the Company’s financial statements.

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. This interpretation addresses consolidation by business enterprises of certain variable interest entities. This interpretation applies immediately to variable interest entities created after December 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year beginning after December 15, 2004, to variable interest entities in which an enterprise holds a variable interest that it acquired before December 31, 2003. This interpretation

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Cagle’s-Keystone Foods LLC

Notes to Financial Statements (continued)

(In Thousands)

2.

Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. Adoption of FIN 46 had no impact on the Company’s financial statements for entities created after January 1, 2004. The Company has not determined the impact of this pronouncement for entities created before December 31, 2003.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an Amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, handling costs and wasted material (spoilage). Among other provisions, the new rule requires that such items be recognized as current-period charges, regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The Company does not expect that adoption of SFAS No. 151 will have a material effect on its financial position, results of operations, or liquidity.

On May 19, 2004, the FASB issued Staff Position No. FAS 106-2 (FSP No. 106-2), Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act). The Act introduces a prescription drug benefit under Medicare, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. FSP No. 106-2 is effective for the first interim period beginning after June 15, 2004, and provides that an employer shall measure the accumulated plan benefit obligation (APBO) and net periodic postretirement benefit cost, taking into account any subsidy received under the Act. As of December 31, 2004, the Company’s measurements of both the APBO and the net postretirement benefit cost do not reflect any amounts associated with the subsidy. The Company does not expect that adoption of FSP No. 106-2 will have a material effect on its financial position, results of operations, or liquidity.

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Cagle’s-Keystone Foods LLC

Notes to Financial Statements (continued)

(In Thousands)

3.

Debt

January 1 2005

Note payable to Farm Credit Services of Mid America, FLCA, 6.5% fixed interest rate, maturing on December 31, 2010	$ 491
Less current portion	66
Noncurrent portion of debt	$ 425

On June 16, 2004, in connection with the Transaction (see Note 1), Holdings refinanced certain of the Companies’ credit facilities with proceeds from a new $280 million credit agreement. The credit agreement, which is a liability of Holdings and not the Company, is guaranteed by the domestic subsidiaries of Holdings, including the Company. Substantially all of the Company’s assets are pledged as collateral for the credit agreement. Holdings and its domestic subsidiaries can also draw on a revolver and letters of credit with a combined maximum of $40 million, which is in addition to the $280 million term loan under the agreement. At January 1, 2005, the amount outstanding under the term loan facilities was $262,729. No amounts were drawn on the revolver and standby letters of credit totaling $3,226 were issued as of January 1, 2005.

GA/KY Fundco LLC (Fundco) was established in 1997 as a 50%-owned subsidiary of both the Company and Equity Group – Georgia Division LLC (Equity GA) for borrowing funds from a group of banks to fund the capital needs of the Company and Equity GA. In connection with the Transaction, Fundco’s debt obligations to third-party lenders were refinanced with affiliate obligations.

On January 15, 2003, Fundco entered into two interest rate collars on behalf of the Company and Equity GA. The collars allow the Company to incur a floating rate of interest on the outstanding notional amount within a specified range. The collar swaps floating three-month LIBOR for fixed rates whenever the floating rate exceeds the cap rate (4%) or falls below the floor rate (1.5%). Each contract originated with a notional amount of $28,350. The collars were assigned to Holdings in October 2004.

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Cagle’s-Keystone Foods LLC

Notes to Financial Statements (continued)

(In Thousands)

3.

Debt (continued)

Aggregate maturities of short-term and long-term debt are as follows: 2005 – $66; 2006 – $72; 2007 – $76; 2008 – $82; 2009 – $87; thereafter – $108.

In 2004, the Company paid $1,318 in interest expense.

The borrowing agreements contain covenants that include requirements for Holdings to maintain certain financial tests and ratios including fixed charge coverage, interest coverage, and debt-to-EBITDA. The agreements also place restrictions and limitations on the sale of assets, capital expenditures, additional borrowings, investments, dividends, and mergers.

4.

Pension Plans and Postretirement Benefits

The Company has several defined contribution plans for employees. For employees covered by collective bargaining agreements, contributions are made at the rates required by such agreements. In the case of certain employees not covered by collective bargaining agreements, contributions are made on the basis of a percentage of each employee’s salary. Pension expense for 2004 was $432.

In addition to providing pension benefits, the Company provides certain health care benefits for retired employees. Substantially all of the Company’s employees may become eligible for varying levels of benefits if they reach normal retirement age while working for the Company.

The Company’s accumulated postretirement benefit obligation, which is unfunded, is $299 at January 1, 2005. The accrued postretirement benefit cost recognized in the balance sheet is $197 at January 1, 2005. No retiree benefit payments were paid in 2004.

Actuarial assumptions used to determine the liability for postretirement plans other than pensions included a discount rate of 5.65% at January 1, 2005.

For measurement purposes, a 9.5% annual increase in the per capita cost of covered health care benefits was assumed for 2005. The rate is assumed to decline gradually, thereafter, to 5.5% in 2010.

The net periodic postretirement benefit cost was $84 for 2004.

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Cagle’s-Keystone Foods LLC

Notes to Financial Statements (continued)

(In Thousands)

5.

Rental Expenses, Commitments, and Contingencies

The Company leases machinery and equipment under operating leases. Rent expense was $2,823 in 2004.

Future minimum payments under noncancelable operating leases with terms in excess of one year were as follows:

2005	$ 2,616
2006	2,271
2007	1,266
2008	482
2009	107
Thereafter	210
$ 6,952

The Company has outstanding purchase commitments as of January 1, 2005 of $11,678 for feed inventory, in the ordinary course of business.

In 2003, the Company entered into an agreement with an electric cooperative (Co-op), whereby the Co-op constructed various power and backup power facilities at a cost of $1,126 to be used solely by the Company. The Company will reimburse the Co-op for such costs through utility billings and direct payments over a five-year period.

The Company is a defendant in various litigations. In the opinion of management, based upon the advice of counsel, the aggregate liability, if any, arising from such litigation will not have a material adverse effect on the Company’s financial condition, operating results, or liquidity.

6.

Related Party Transactions

Sales to related parties represented 77% of net sales for 2004.

GHLLC and Cagle’s, Inc. both charge the Company administrative fees based on the Company’s volume of production. These fees totaled $2,696 for 2004. Additional administrative fees totaled $703 for 2004.

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Cagle’s-Keystone Foods LLC

Notes to Financial Statements (continued)

(In Thousands)

6.

Related Party Transactions (continued)

In addition to the administrative fees, sales, expenses, and balances with related parties for 2004 are summarized as follows:

	Keystone Foods Intermediate LLC	Keystone Foods LLC	Equity Group – Georgia Division LLC	Cagle Foods Credit, L.L.C.	Cagle’s, Inc.	Equity Group Eufaula Division LLC
53-week period ended January 1, 2005
Net sales	$ –	$ 240,904	$ –	$ –	$ –	$ –
Further processing charges	–	10,250	–	–	–	–
Purchases	–	–	5,111	–	–	28,934
Interest income (expense)	(1,750)	–	(86)	(95)	–	–
Balance at year-end:
Net A/R, (A/P)	–	4,833	(58)	(4)	(69)	(122)
Advances from (to) affiliated entities	68,894	(8,633)	–	298	–	–

The Companies transact business primarily with McDonald’s. While the Companies’ management believes its relationship with McDonald’s is good, the loss of this customer would have a severe impact on the financial condition of the Companies.

In 2003, Cagle Foods Credit, L.L.C. (Credit) (see Note 7) transferred two foreclosed consumer loans and the related real estate that collateralized the loans to the Company. The Company acquired this real estate from Credit for the book value of the loans and issued notes payable as consideration. The real estate collateral, which is held for resale, is recorded in other assets at the loan amount, which approximates fair market value. The balance of the notes payable at January 1, 2005 was $298 (6.5% fixed rate interest).

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Cagle’s-Keystone Foods LLC

Notes to Financial Statements (continued)

(In Thousands)

7.

Investment in Affiliate

Effective December 1995, Cagle’s, Inc., GHLLC, and Equity GA formed Credit. Each company made capital contributions of $3. Effective July 1, 1998, the Company became a member of Credit, at which time the Company made a capital contribution of $14. Currently, the Company owns 25% of Credit along with Equity GA (25%) and GHLLC (50%). Credit was formed for the purpose of financing the facilities of the Company’s and Equity GA’s contract growers. The investment is being accounted for under the equity method. The undistributed income from this affiliate allocated to the Company is $187 for 2004.

Credit has consumer loans receivable of approximately $8.8 million at January 1, 2005. Credit has total assets of approximately $10.0 million and total liabilities of approximately $7.1 million as of January 1, 2005, and net income of $750 for 2004.

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